UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cerebain Biotech Corp.
(Name of Issuer)

Common Stock

 (Title of Class of Securities)

15672M106

 (CUSIP Number)

Craig V. Butler, Esq.

Law Offices of Craig V. Butler

300 Spectrum Center Drive, Suite 300

Irvine, CA 92618

(949) 484-5667

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 28, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 15672M 106

1.	Names of reporting persons Teg S. Sandhu
2.	Check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (See Instructions): PF
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e):
6.	Citizenship or place of organization: California

Number of Shares Bene- ficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): IN

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EXPLANATORY NOTE

The Reporting Person originally filed a Schedule 13D on March 13, 2012 to report securities of the Issuer beneficially owned by the Reporting Person on that date. The Reporting Person is filing this Schedule 13D (Amendment No. 1) for the purpose of providing information regarding the Reporting Person's transactions that affected his beneficial ownership of the Issuer's securities through the time the Reporting Person was no longer required to file Schedule 13Ds. The share amounts listed in this Schedule 13D reflect the 6.25-for-1 forward stock split the Issuer effected on March 22, 2012, and the 1-for-10 reverse stock split the Issuer effected on June 19, 2014.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.001 per share of Cerebain Biotech Corp., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 13727 Noel Road, Tower II, Suite 200, Dallas, Texas 75240.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name: This statement is filed on behalf of Teg S. Sandhu ("Reporting Person").

(b)	Residence or Business Address of the Reporting Person is:

9201 Warren Pkwy, Suite 200 Frisco, TX 75035

(c)	Present Principal Occupation or Employment/Business:

The principal business of the Reporting Person is a retired investor.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

A.	The Reporting Person originally owned 761,250 shares of the Issuer's common stock, adjusted for the two stock splits mentioned above, as a result of the original issuance to the Reporting Person as reflected in his original Schedule 13D. On July 28, 2014, the Reporting Person gifted an aggregate of 300,000 shares of the Issuer's common stock to his adult son and daughter-in-law. As a result of this transaction, the Reporting Person's ownership in the Issuer's common stock decreased to 461,250 shares, which represented a decrease in his ownership equivalent to 7.2% of the total outstanding common stock of the Issuer, assuming a total of 4,176,323 shares of common stock were outstanding.

B.	On April 1, 2015, the Reporting Person gifted an aggregate of 80,625 shares of the Issuer's common stock to his adult son and daughter-in-law. As a result of this transaction, the Reporting Person's ownership in the Issuer's common stock decreased to 380,625 shares, which represented a decrease in his ownership equivalent to 1.8% of the total outstanding common stock of the Issuer, assuming a total of 4,447,448 shares of common stock were outstanding.

C.	On April 1, 2015, the Reporting Person sold 380,625 shares of the Issuer's common stock to Mr. Eric Clemons. As a result of this transaction, the Reporting Person's ownership in the Issuer's common stock decreased to 0, which represented a decrease in his ownership equivalent to 8.6% of the total outstanding common stock of the Issuer, assuming a total of 4,447,448 shares of common stock were outstanding.

The Reporting Person ceased to be the beneficial owner of 5% or more of the Issuer's common stock on April 1, 2015, and consequently, was no longer subject to the reporting requirements of Schedule 13D. Presently, the Reporting Person does not beneficially own any shares of the Issuer's common stock or other securities.

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ITEM 4. PURPOSE OF TRANSACTION

A.	The Reporting Person irrevocably gifted an aggregate of 300,000 shares of the Issuer's common stock to two family members and, as a result, he ceased to beneficially own the shares.

B.	The Reporting Person irrevocably gifted an aggregate of 80,625 shares of the Issuer's common stock to two family members and, as a result, he ceased to beneficially own the shares.

C.	The Reporting Person sold 380,625 shares of the Issuer's common stock to Mr. Eric Clemons, an officer and Director of the Issuer, in exchange for $3,806.25. As a result of this transaction he ceased to beneficially own the shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	The Reporting Person now owns 0 shares of common stock of Cerebain Biotech Corp., which equates to 0% of the Issuer's outstanding common stock.

(b)	As to the 0 shares, Reporting Person owns the following rights:
Sole Voting Power: 0
Shared Voting Power: 0
Sole Dispositive Power: 0
Shared Dispositive Power: 0

(c)	None.

(d)	None.

(e)	Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The 380,625 shares of the Issuer's common stock that the Reporting Person sold to Mr. Eric Clemons for $3,806.25 were the subject of a standard stock purchase agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item No.	Description

10.1	Stock Purchase Agreement by and between Teg S. Sandhu and Eric Clemons dated April 1, 2015

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 21, 2015
Date

/s/ Teg S. Sandhu
Signature

Teg S. Sandhu
Name/Title

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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